Room 4561
						December 13, 2005

Vincent C. Smith
Chief Executive Officer
Quest Software, Inc.
8001 Irvine Center Drive
Irvine, CA 92618

Re:	Quest Software, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2004
	Filed March 16, 2005
	File No. 0-26937

Dear Mr. Smith:

      We have reviewed your response letter dated November 22,
2005
and have following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2004

Disclosure Controls and Procedures, page 38
1. We note your response to our previous comment no. 1 where you indicate that the income tax provision errors were made "only in the calculations supporting the year-end tax provision computations included in our preliminary statement of operations for the three-month period ended December 31, 2004." Please provide a list of the audit adjustments made to the Company`s year-end tax calculations. Explain, in detail, the errors made in your calculations and tell us how the Company determined that similar errors were not made in the interim period financial statements.

	As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

      You may contact Kari Jin, Staff Accountant, at (202) 551-
3481
or me at (202) 551-3730 if you have questions regarding this comment.


Sincerely,


      Kathleen Collins
      Accounting Branch Chief
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Mr. Vincent C. Smith
Quest Software, Inc.
December 13, 2005
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